[Fluor Letterhead]

April 30, 2009

VIA EDGAR AND FAX

Pamela A. Long

Assistant Director

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed on March 13, 2009
File No. 1-16129

Dear Ms. Long:

The Staff provided comments, by letter dated April 16, 2009 (the “Comment Letter”), on the Company’s Definitive Proxy Statement filed on March 13, 2009.  The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter.  Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Copies of this letter are being delivered to Era Anagnosti and Brigitte Lippmann, the Staff Attorney and Senior Staff Attorney identified in the Comment Letter.

Definitive Proxy Statement on Schedule 14A filed on March 13, 2009

Compensation Discussion and Analysis, page 19

1.     Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  Please describe to us in more detail, with a view toward future disclosure, your chief executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response:

In 2008, the compensation policies and other metrics used for compensation decisions for our chairman and chief executive officer were the same as those used for the other named executive officers, except as otherwise disclosed in the Compensation Discussion & Analysis of the Company’s proxy statement. The chairman and chief executive officer’s compensation, like that of the other named executive officers, was targeted at the 50th percentile for similar job titles within the compensation peer group, as discussed on pages 20 and 21 of the Company’s proxy statement.  The chairman and chief executive officer’s compensation opportunity was higher than the other named executive officers because it reflected a greater degree of policy and decision making authority and a higher level of responsibility with respect to strategic direction of the Company inherent in his position as chairman and chief executive officer.  Likewise, as described on page 21 of the Company’s proxy statement, the target allocation between base salary and other types of incentive compensation as a percentage of total compensation of the chairman and chief executive officer was approximately 14% in base salary and 86% in annual and long term incentive compensation, as compared to 23% to 31% base salary and 77% to 69% incentive compensation for the other named executive officers. These differences in the proportion of compensation reflect the Organization and Compensation Committee’s policy of providing greater at-risk compensation for executives with the highest amount of responsibility.  As such, the 2008 compensation of our chairman and chief executive officer (as well as the other named executive officers) was positively impacted by the Company’s record-setting corporate net earnings and new awards as well as the Company’s strong financial and operational performance over multi-year performance periods.  In future filings, if applicable, we will describe compensation policies or metrics used for compensation decisions for the chairman and chief executive officer that are materially different from the compensation policies or metrics used for our other named executive officers.

Annual Incentive Program, page 22

2.              Please tell us, with a view toward future disclosure, how you calculated the annual cash incentives for each executive officer.  For example, how did you apply the measures listed on page 24 to calculate the $3,073,200 annual incentive for your chief executive officer? Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element for compensation.

Response:

As described on pages 22 and 23 of the proxy statement, in 2008, the Organization and Compensation Committee provided each named executive officer with a target annual incentive amount, based on a percentage of his annual base salary, ranging from 75% to 125%.  As noted on page 21 of the proxy statement, base salary plus annual incentive compensation is targeted at the 50th percentile of the compensation peer group for attainment of target-level company and individual performance objectives. For 2008, the Committee also determined the performance measures that were to be used for purposes of calculating the annual incentive awards.  The measures and respective weightings for each named executive officer are stated on page 23 of the proxy statement; and the achievement levels for those measures are set forth on page 24.  For each corporate and group quantitative measure, the Company’s performance in 2008 met or exceeded the maximum of each measure; and each named executive officer received a rating for those measures at the 200% achievement level.  As noted on pages 23 and 24 of the proxy statement, annual incentive awards are also partially based on a discretionary individual and team performance measure, which is a subjective measure as described in our response to Question 4 below.  The achievement of the discretionary performance measure varied among the named executive officers.  For purposes of calculating the overall annual incentive for each named executive officer, the applicable rating was multiplied by the individual’s target annual incentive amount for each measure; and then all amounts were aggregated to determine the total annual incentive payment.  For 2008, the average annual incentive payment for all named executives was between upper target and maximum achievement based on company, group and individual performance.

3.              Please tell us, with a view toward future disclosure, how you calculated Corporate ROAE, Energy and Chemicals Group EBIT, and Government Group EBIT.  Also tell us whether these measures were adjusted and, if so, explain how these adjustments were calculated.  See Item 401(b)(2)(vi) of Regulation S-K.

Response:

Corporate Return on Operating Assets Employed (ROAE) is calculated by dividing full year net earnings by net assets.  Net assets is defined as Total Assets (excluding excess cash) minus Current Liabilities (excluding non-recourse debt).

Energy and Chemicals Group EBIT and Government Group EBIT are reported in the Company’s financial statements on page F-35 and identified under the “Operating profit (loss)” line item for each segment.  These amounts will be reflected as “segment profit (loss)” in future financial statements and will be similarly described in the proxy statement in order to clarify the performance measure.  Operating profit is calculated as revenue less cost of revenue excluding: corporate administrative and general expense; interest expense; interest income; domestic and foreign income taxes; and other non-operating income and expense items. No adjustments were made to these measures in 2008 for purposes of compensation decisions, but we will identify any applicable adjustments in future filings.

4.              We note your disclosure that individual performance measures are also analyzed to calculate the awards.  Please tell us, with a view toward future disclosure, how individual roles and performance factor into the compensation amounts you disclose for each executive officer.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

As noted on page 22 of the proxy statement, base salary ranges for named executive officers are designed to allow for recognition of different individual experience and performance within their positions.  In evaluating base salary, the Organization and Compensation Committee considers each named executive officer’s individual level of responsibility, performance and contributions to the Company as well as the chairman and chief executive officer’s feedback on the performance of the other named executive officers, while also striving to keep base salaries within each of the officer’s competitive base salary ranges in the compensation peer group.

In determining an executive officer’s annual incentive award, the Company utilizes a number of performance measures.  Most of these measures are objectively measurable; however, as described on pages 23 and 24 of the proxy statement, a limited portion of each executive officer’s award is based on subjective, discretionary matters.  As described on page 23 of the proxy statement, the Company subjectively evaluates individual and team performance.  In 2008, the chairman and chief executive officer conducted subjective evaluations of the other named executive officers based on each named executive officer’s leadership and group accomplishments, with no particular performance factors identified.  The Organization and Compensation Committee determined the achievement of the measure by the chairman and chief executive officer.  For 2008, achievement of this measure varied among the named executive officers because of the difference in responsibilities and the accomplishments of each individual.

We note the Staff’s Compliance and Disclosure Interpretation #118.04 under S-K Item 402(b).  Pursuant to that interpretation, a company is allowed to distinguish between qualitative/subjective individual performance goals (e.g., effective leadership and communication) and quantitative/objective performance goals (e.g., specific revenue or earnings targets).  The individual performance measures discussed above are subjective, and therefore are not required to be quantified, as noted in the above-referenced interpretation.

*  *  *

Fluor Corporation acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

cc:           Securities and Exchange Commission
                        Era Anagnosti; Brigitte Lippmann

                Fluor Corporation
                        Carlos M. Hernandez; Eric P. Helm; Wendy A. Hallgren; Glenn C. Gilkey; Lisa A. Schlepp